

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 29, 2006

Mr. Steven W. Alstadt
Furniture Brands International, Inc.
101 South Hanley Road
St. Louis, Missouri 63105

> **RE: Furniture Brands International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 15, 2006**
> **File #1-91**

Dear Mr. Alstadt:

We have reviewed your response letter dated May 16, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

General

1. We have reviewed your response to our prior comment one in our letter dated June 15, 2006. We note that each of your brands is an operating segment as defined by paragraph 10 of FAS 131 and that you believe aggregation of these operating segments into one reportable segment is appropriate. Aggregation of operating segments is allowable if the segments meet all of the factors outlined in paragraph 17 of FAS 131, including economic characteristics. Various disclosures that you have made in your Form 10-K and recent press releases caused us to question whether the economic characteristics of your operating segments were, in fact, similar. However, you, as management, are in the best position to determine whether your operating segments exhibit similar long-term economic characteristics. We assume that you will regularly monitor each of the

       factors outlined in paragraph 17 of FAS 131, including economic characteristics, in determining whether aggregation of your operating segments continues to be appropriate. In addition, we encourage you to continue to make specific disclosures in your periodic filings and press releases regarding the economic impact of each of your brands on your financial results. Please confirm to us your intentions in this matter.

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       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant